UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

APRIL 28, 2006

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Stock Exchange Announcement
Financial statement for the period 1 January 2006 to 31 March 2006

28 April 2006

Novo Nordisk increased sales by 23% in the first quarter of 2006

•	Sales increased by 23%, positively impacted by the development in foreign currencies (sales growth in local currencies of 18%)
	o	Sales of insulin analogues increased by 60%
	o	Sales of NovoSeven® increased by 16%
	o	Sales in North America increased by 32%
	o	Sales in International Operations increased by 56%

•	Operating profit increased by 24% to DKK 1,880 million. Adjusted for the impact from currencies, underlying operating profit increased by around 12%.

•	Net profit decreased by 2% to DKK 1,211 million. Adjusted for non-recurring gains in the first quarter of 2005, net profit increased by more than 15%. Earnings per share (diluted) increased by 1% to DKK 3.72.

•	Novo Nordisk expects to report Danish kroner sales growth in 2006 of 11–13%, while operating profit is still expected to grow by slightly more than 10%.

•	The phase 3 programme for liraglutide, the once-daily human GLP-1 analogue, including around 3,800 type 2 diabetes patients was initiated in February 2006.

Lars Rebien Sørensen, president and CEO, said: “Novo Nordisk had a strong first quarter of 2006 with continuing sales growth globally. We expect 11–13% sales growth for the full year supported by the recent launch of Levemir® in the US, where Novo Nordisk is now the only company with a full portfolio of insulin analogues.”

Stock Exchange Announcement No 17 / 2006	Page 1 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Financial statement for the first three months of 2006

This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the interim report are consistent with those used in the Annual Report 2005. The interim report has not been audited.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
			Q1 2005
Income statement	Q1 2006	Q1 2005	to Q1 2006

Sales	8,946	7,258	23%
Gross profit	6,531	5,173	26%
Gross margin	73.0%	71.3%

Sales and distribution costs	2,728	2,139	28%
Percent of sales	30.5%	29.5%

Research and development costs	1,419	1,106	28%
Percent of sales	15.9%	15.2%

Administrative expenses	580	483	20%
Percent of sales	6.5%	6.7%

Licence fees and other operating income (net)	76	67	13%

Operating profit	1,880	1,512	24%
Operating margin	21.0%	20.8%

Share of profit/loss in associated companies	(60)	238	(125%)
Other net financial income/(loss)	(91)	38	(339%)
Profit before tax	1,729	1,788	(3%)

Net profit	1,211	1,232	(2%)
Net profit margin	13.5%	17.0%

Other key numbers

Depreciation, amortisation and impairment losses	460	412	12%
Capital expenditure	595	723	(18%)

Cash flow from operating activities	2,091	1,343	56%
Free cash flow	1,466	614	139%

Total assets	41,299	36,497	13%
Equity	27,042	25,729	5%
Equity ratio	65.5%	70.5%

Average number of shares outstanding (million) – diluted	325.2	333.2	(2%)

Diluted earnings per share (in DKK)	3.72	3.70	1%

Full-time employees at the end of the period	22,556	20,942	8%

Stock Exchange Announcement No 17 / 2006	Page 2 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Sales development by segments
Sales increased by 23% in Danish kroner and by 18% measured in local currencies. Growth was realised both within diabetes care and biopharmaceuticals – primarily driven by the portfolio of insulin products, NovoSeven® and growth hormone therapy products.

	Sales	Growth	Growth	Share of
	3M 2006	as	in local	growth
	DKK	reported	currencies	in local
	million			currencies
The diabetes care segment
Insulin analogues	2,324	60%	54%	60%
Human insulin and insulin-related sales	3,703	11%	6%	15%
Oral antidiabetic products	477	27%	19%	6%
Diabetes care – total	6,504	26%	20%	81%

The biopharmaceuticals segment
NovoSeven®	1,265	16%	10%	8%
Growth hormone therapy	709	19%	16%	8%
Other products	468	16%	11%	3%
Biopharmaceuticals – total	2,442	17%	12%	19%

Total sales	8,946	23%	18%	100%

Sales growth, measured in local currencies, was realised in all regions, with North America, International Operations and Europe as the main growth drivers. Sales in Japan were impacted by destocking at wholesalers prior to a mandatory reduction in reimbursement prices, effective from April 2006. Mandatory price reductions take place every second year in Japan.

Diabetes care
Sales of diabetes care products increased by 26% in Danish kroner to DKK 6,504 million and by 20% in local currencies compared to the first three months of 2005.

Insulin analogues, human insulin and insulin-related products
Sales of insulin analogues, human insulin and insulin-related products increased by 26% to DKK 6,027 million in Danish kroner and by 20% measured in local currencies. All regions contributed to growth, with North America and International Operations having the highest growth rates. Novo Nordisk is the global leader within the insulin segment, with 51% of the total insulin market and 36% of the insulin analogue market, both measured by volume.

Sales of insulin analogues increased by 60% in Danish kroner to DKK 2,324 million and by 54% in local currencies in the first three months of 2006. All regions realised solid growth rates, with North America and Europe as the primary growth drivers. Sales of insulin analogues contributed with 60% of the overall growth in local currencies and now constitute around 39% of Novo Nordisk’s sales of insulin and insulin-related products.

North America
Sales in North America increased by 43% in Danish kroner and by 30% in local currencies in the first three months of 2006, reflecting a solid penetration of the insulin analogues NovoLog® and NovoLog® Mix 70/30. Novo Nordisk now holds more than 38% of the total insulin market and over 24% of the analogue market, both measured by volume. Furthermore, sales of

Stock Exchange Announcement No 17 / 2006	Page 3 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

human insulin products also increased as a consequence of increased volume as well as higher average selling prices.

Novo Nordisk launched Levemir®, the long-acting insulin analogue, in the US market at the end of March 2006, and the initial sales uptake of Levemir® in the market has been in line with plans. Sales in the first three months of 2006 were positively impacted by around DKK 100 million due to prelaunch stocking by wholesalers and more than 45,000 retail pharmacies across the country.

Europe
Sales in Europe increased by 13%, both measured in Danish kroner and in local currencies, reflecting continued progress for the portfolio of insulin analogues. Novo Nordisk continues to consolidate its leadership position in the European insulin market with a 58% share of the total insulin market and 44% of the insulin analogue market, both measured by volume.

International Operations
Sales within International Operations increased by 56% in Danish kroner and by 42% in local currencies. The sales development during the first three months of 2006 reflects the relatively low level of tender orders in the same period last year. In 2006, sales are expected to be more evenly distributed across the quarters.

The main growth driver in the first three months of 2006 was sales of human insulin, primarily in China, India and Brazil. Furthermore, insulin analogues continue to add to overall growth in the region.

Japan & Oceania
Sales in Japan & Oceania were unchanged measured in Danish kroner and increased by 2% in local currencies. The sales development reflects sales growth of insulin analogues, NovoRapid® and NovoRapid® Mix 30, both of which are increasingly being sold in the leading prefilled delivery device, FlexPen®.

Oral antidiabetic products (NovoNorm®/Prandin®)
Sales of oral antidiabetic products increased, compared to the same period in 2005, by 27% in Danish kroner to DKK 477 million and by 19% in local currencies. This reflects increased sales in North America, Europe and International Operations compared to the same period last year, primarily related to a higher average sales price in the US market as well as an improved reimbursement situation in China.

Biopharmaceuticals
Sales of biopharmaceutical products increased by 17% measured in Danish kroner to DKK 2,442 million and by 12% in local currencies compared to the first three months of 2005.

NovoSeven®
Sales of NovoSeven® increased by 16% in Danish kroner to DKK 1,265 million and by 10% in local currencies compared to the same period last year. Sales growth for NovoSeven® was primarily realised in Europe and International Operations. The sales development in North America was subdued, partly impacted by a lower number of major bleeding events during the first three months of 2006 compared to the same period last year.

The sales growth of NovoSeven® during the first three months of 2006 reflected increased sales within the congenital and acquired haemophilia segments as well as a perceived higher

Stock Exchange Announcement No 17 / 2006	Page 4 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

level of investigational use. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.

Growth hormone therapy (Norditropin® and Norditropin® SimpleXx®)
Sales of Norditropin® and Norditropin® SimpleXx® products increased by 19% measured in Danish kroner to DKK 709 million and by 16% measured in local currencies. North America, Europe and International Operations contributed to growth supported by the continued success of the prefilled easy-to-use delivery device NordiFlex®. Sales in Japan were negatively impacted by reduced wholesaler inventories prior to the mandatory reduction of reimbursement prices as of 1 April 2006 as well as changed paediatric treatment guidelines for diagnosis of growth hormone deficiency.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT) related products, increased by 16% in Danish kroner to DKK 468 million and by 11% in local currencies. This development primarily reflects continued sales progress in the US market for Vagifem®, Novo Nordisk’s topical oestrogen product.

Costs, licence fees and other operating income
The cost of goods sold increased by 16% to DKK 2,415 million, representing a gross margin of 73.0% compared to 71.3% in the first three months of 2005. This improvement reflects an improved product mix, improved production efficiency and a positive currency impact due to the higher value of US dollars versus Danish kroner compared to the same period last year.

Total non-production-related costs increased by 27% to DKK 4,727 million. The increase in non-production-related costs reflects especially costs related to sales and distribution as well as research and development. Both of these cost categories increased more than sales, primarily reflecting the increase in the US diabetes care sales force implemented during the fourth quarter of 2005 as well as costs related to the US launch of Levemir® and the higher number of late-stage clinical development projects in the first three months of 2006.

Licence fees and other operating income in the first three months of 2006 were DKK 76 million, in line with the same period last year.

Net financials
Net financials showed a net expense of DKK 151 million in the first three months of 2006, compared to an income of DKK 276 million in the same period in 2005. Included in net financials is the result from associated companies with an expense of DKK 60 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics Inc, compared to an income of DKK 238 million in the same period in 2005, when a non-recurring, tax-exempt income of approximately DKK 250 million from a sale of shares in Ferrosan A/S was realised.

The foreign exchange result was an expense of DKK 140 million compared to a gain of DKK 38 million in the same period last year. This development reflects losses on foreign exchange hedging activities due to the higher value of especially US dollars versus Danish kroner in the first three months of 2006, compared to the exchange rate level prevailing in 2005.

Stock Exchange Announcement No 17 / 2006	Page 5 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Outlook 2006
The expectation for reported sales growth in 2006 is 11–13%. This sales forecast reflects that the overall currency impact on sales for the remaining three quarters of 2006 will, given the currently prevailing exchange rates, be slightly negative, compared to a positive currency impact of 5% realised for the first quarter of 2006. Furthermore, the sales forecast reflects expectations of a more even quarterly distribution of sales in 2006 within International Operations compared to last year when less than 19% of full-year sales were realised in the first quarter.

Reported operating profit is still expected to grow by slightly more than 10%, and the expectation for underlying operating profit growth, ie excluding the impact from currency movements and non-recurring items, remains unchanged around 10%.

For 2006, Novo Nordisk still expects a net financial expense of DKK 350 million.

The effective tax rate for 2006 is still expected to be approximately 30%.

Capital expenditure is still expected to be around DKK 3 billion in 2006. Expectations for depreciations, amortisation and impairment losses are unchanged at around DKK 2.1 billion, whereas free cash flow is now expected to be around DKK 4.5 billion.

All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the current level versus the Danish krone for the rest of 2006.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 15, 12 and 11 months, respectively. The financial impact from foreign exchange hedging is included in ‘Net financials’.

Research and development update

Diabetes care

The phase 3 programme for liraglutide including 3,800 patients was initiated in February 2006 and patient enrolment is progressing according to plan. Novo Nordisk expects the duration of the study to be around two years. The phase 3 programme includes monotherapy as well as combination treatment with a number of marketed oral antidiabetics.

Detailed results from the liraglutide phase 2b study completed in November 2005 will be presented at the annual meeting of the American Diabetes Association which will take place from 9–13 June this year.

As previously communicated, Novo Nordisk is now ready to re-initiate the phase 3 development of AERx® iDMS inhalable insulin. The phase 3 programme is expected to include approximately 2,200 type 1 and type 2 diabetes patients and will take place worldwide with primary focus on the US and Europe. The programme, which will include a number of different treatment comparisons including long-term pulmonary safety studies and combination

Stock Exchange Announcement No 17 / 2006	Page 6 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

treatment with other antidiabetics, is expected to be initiated in the second quarter of 2006 and is estimated to take three years to complete.

Novo Nordisk has received a marketing authorisation from the EU Commission for a label extension for NovoMix® 30, enabling diabetes patients in Europe to start insulin therapy with a simple once-daily injection regimen.

In the US, Novo Nordisk has received a Not Approvable Letter from the FDA for the company’s New Drug Applications (NDAs) for the insulin analogues NovoLog® Mix 30/70 and NovoLog® Mix 50/50, which were filed for approval in June 2005. In the letter the FDA requests that Novo Nordisk addresses certain clinical issues and provides additional information. Novo Nordisk intends to work closely with the FDA to help bring these products to market.

Finally, Novo Nordisk has initiated a phase 1 study with NN0606, a novel oral antidiabetic compound.

Biopharmaceuticals
Novo Nordisk has completed a phase 2 study for the use of NovoSeven® in spinal surgery. The objective was to evaluate the safety of NovoSeven® as an adjunct to standard haemostasis management. Large spinal surgical procedures often result in substantial blood loss, despite the use of haemostatic agents, topical haemostats and surgical haemostatic procedures.

The spinal surgery study included 49 patients in three treatment cohorts. Doses for the three cohorts were 30, 60 and 120 micrograms of NovoSeven® per kg bodyweight, respectively, which were administered as repeated dosing every two hours, in total three doses per patient. Serious adverse events in this spinal surgery study were independent of dose, and actively and placebo-treated groups were comparable, with no serious adverse events occurring at the highest dose. Efficacy analyses indicate that the calculated total transfused volume of blood products, including autologous transfused blood from cell-saver systems, allogeneic blood volume, platelets, fresh frozen plasma and cryoprecipitate, was significantly reduced by NovoSeven® compared to placebo for all dose levels tested.

As part of the expansion of the haemostasis product portfolio, Novo Nordisk has initiated a phase 1 dose-escalation study with a recombinant factor VIIa analogue that has demonstrated beneficial properties in preclinical studies, including faster onset of action, relative to the currently marketed NovoSeven® product.

Novo Nordisk has finalised the first phase of the phase 1/2 study for IL-21 in 29 patients with stage IV malignant melanoma. Results from the study were presented at the annual meeting of the American Association for Cancer Research held in Washington DC from 1–5 April. The results show that IL-21 is well-tolerated, that toxicities are limited and reversible and that some anti-tumour activity appears to be present. The doses to be applied in the second phase of the study have been identified and the second phase is expected to be initiated in the second quarter of 2006.

Finally, Novo Nordisk has filed for marketing approval with the FDA and EMEA of an ultra-low dose version of Activella® (Activelle® in Europe), a continuous-combined HRT product.

Stock Exchange Announcement No 17 / 2006	Page 7 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Equity
Total equity was DKK 27,042 million at the end of the first three months of 2006, equal to 65.5% of total assets, compared to 65.9% at the end of 2005. Please refer to appendix 5 for further elaboration of changes in equity during 2006.

Holding of treasury shares and share repurchase programme
As per 27 April 2006, Novo Nordisk A/S and its wholly-owned affiliates owned 31,748,746 of its own B shares, corresponding to 8.95% of the total share capital.

During the period from 30 January to 27 April 2006, Novo Nordisk purchased 1,050,000 B shares at a cash value of DKK 0.4 billion, as part of the DKK 6 billion share repurchase programme for 2006 and 2007.

Sustainability issues update

First Haemophilia Foundation project launched
The Novo Nordisk Haemophilia Foundation, established in 2005 with an annual donation of approximately DKK 10 million with the objective to support sustainable improvement programmes in developing countries, has launched its first project, Consolidacion III, in Venezuela. The project’s goal is to help the local Venezuelan haemophilia organisation expand its presence throughout the country in order to improve haemophilia care in Venezuela.

Legal issues update

US hormone therapy litigation
As of 27 April 2006, Novo Nordisk Inc, as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 43 individuals who allege to have used a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc). According to information received from Pfizer, an additional 14 individuals currently allege, in relation to similar lawsuits against Pfizer Inc, that they also have used a Novo Nordisk hormone therapy product. Currently, it is expected that the first trial against Novo Nordisk Inc as a defendant may take place during 2007; however, Novo Nordisk is not expecting the claims to impact Novo Nordisk's financial outlook.

Investigation related to United Nations Oil-for-Food Programme
On 17 February 2006, Novo Nordisk A/S received a subpoena from the United States Securities and Exchange Commission (SEC) calling for Novo Nordisk and its subsidiaries to produce documents relating to the United Nations Oil-for-Food Programme. Other companies have disclosed that they also have received subpoenas from the SEC relating to the Oil-for-Food Programme. On 3 April 2006, the Danish Public Prosecutor initiated preliminary investigatory steps against Novo Nordisk A/S in connection with the company's trading with the Iraqi authorities under the United Nations Oil-for-Food Programme. Similar steps have been taken towards a number of Danish companies. Novo Nordisk intends to comply with the subpoena and fully cooperate with the SEC's investigation, and has also approached the Danish Public Prosecutor and intends to fully cooperate to ensure a smooth and efficient procedure. At this time, Novo Nordisk cannot determine or predict the outcome of these matters. In addition, the

Stock Exchange Announcement No 17 / 2006	Page 8 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

company cannot predict how long the investigations will take or when the company will be able to provide additional information.

US subpoena related to sales and promotion practices
In December 2005, the office of the US Attorney for the Eastern District of New York served Novo Nordisk Inc with a subpoena calling for the production of documents relating to the company's US marketing and promotional practices. At this time, Novo Nordisk believes that the investigation is limited to its insulin products. The subpoena indicates that the documents are necessary for the investigation of potential criminal offences relating to healthcare benefit programmes. Novo Nordisk is cooperating with the US Attorney in this investigation.

Conference call details
At 13.00 CET today, corresponding to 7.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statement
The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, proceedings and investigations, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 6 February 2006. Please also refer to the section ‘Risk Management’ in the Annual Report 2005. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Stock Exchange Announcement No 17 / 2006	Page 9 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Management statement

Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk A/S for the first three months of 2006.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies’ interim reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the interim report and accounts give a true and fair view of the Group’s assets, liabilities, financial position and of the results of the operations and consolidated cash flows for the period under review.

Bagsværd 28 April 2006

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Kurt Briner	Henrik Gürtler	Johnny Henriksen

Niels Jacobsen	Anne Marie Kverneland	Kurt Anker Nielsen
Søren Thuesen Pedersen	Stig Strøbæk	Jørgen Wedel

Stock Exchange Announcement No 17 / 2006	Page 10 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:

Outside North America:	Outside North America:
Mike Rulis	Mogens Thorsager Jensen
Tel (direct): (+45) 4442 3573	Tel (direct): (+45) 4442 7945
E-mail: mike@novonordisk.com	E-mail: mtj@novonordisk.com

Christian Qvist Frandsen
Tel (direct): (+45) 4443 5182
E-mail: cqfr@novonordisk.com

In North America:	In North America:
Susan T Jackson	Mads Veggerby Lausten
Tel (direct): (+1) 609 919 7776	Tel (direct): (+1) 609 919 7937
E-mail: stja@novonordisk.com	E-mail: mlau@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Stock Exchange Announcement No 17 / 2006	Page 11 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK
(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

						% change
	2006	2005				Q1 2005 -
	Q1	Q4	Q3	Q2	Q1	Q1 2006

Sales	8,946	9,426	8,793	8,283	7,258	23%

Gross profit	6,531	6,902	6,435	6,073	5,173	26%
Gross margin	73.0%	73.2%	73.2%	73.3%	71.3%

Sales and distribution costs	2,728	2,883	2,402	2,267	2,139	28%
Percent of sales	30.5%	30.6%	27.3%	27.4%	29.5%
Research and development costs	1,419	1,551	1,231	1,197	1,106	28%
Percent of sales	15.9%	16.5%	14.0%	14.5%	15.2%
Administrative expenses	580	624	545	470	483	20%
Percent of sales	6.5%	6.6%	6.2%	5.7%	6.7%
Licence fees and other operating income (net)	76	79	55	202	67	13%

Operating profit	1,880	1,923	2,312	2,341	1,512	24%
Operating margin	21.0%	20.4%	26.3%	28.3%	20.8%

Share of profit/(loss) in associated companies	(60)	(25)	149	(43)	238	-125%
Financial income	111	88	58	238	114	-3%
Financial expenses	202	299	103	193	76	166%

Profit before taxation	1,729	1,687	2,416	2,343	1,788	-3%

Net profit	1,211	1,196	1,752	1,684	1,232	-2%

Depreciation, amortisation and impairment losses	460	537	559	422	412	12%
Capital expenditure	595	1,120	1,087	735	723	-18%
Cash flow from operating activities	2,091	2,359	2,905	2,105	1,343	56%
Free cash flow	1,466	1,147	1,740	1,332	614	139%

Equity	27,042	27,634	26,589	25,620	25,729	5%
Total assets	41,299	41,960	40,181	37,731	36,497	13%
Equity ratio	65.5%	65.9%	66.2%	67.9%	70.5%

Full-time employees at the end of the period	22,556	22,007	21,631	21,246	20,942	8%

Diluted earnings per share (in DKK)*	3.72	3.68	5.36	5.09	3.70	1%
Average number of shares outstanding (million)*
- used for diluted earnings per share	325.2	324.8	326.9	330.8	333.2	-2%

Sales by business segments:
Insulin analogues	2,324	2,229	1,929	1,692	1,448	60%
Human insulin and insulin-related sales	3,703	4,036	3,871	3,753	3,346	11%
Oral antidiabetic products (OAD)	477	454	487	391	376	27%
Diabetes care total	6,504	6,719	6,287	5,836	5,170	26%

NovoSeven®	1,265	1,390	1,336	1,248	1,090	16%
Growth hormone therapy	709	781	700	704	596	19%
Hormone replacement therapy	373	421	406	410	328	14%
Other products	95	115	64	85	74	28%
Biopharmaceuticals total	2,442	2,707	2,506	2,447	2,088	17%

Sales by geographic segments:
Europe	3,403	3,602	3,434	3,405	3,006	13%
North America	2,764	2,696	2,462	2,282	2,092	32%
International Operations	1,755	1,797	1,750	1,395	1,128	56%
Japan & Oceania	1,024	1,331	1,147	1,201	1,032	-1%

Segment operating profit:
Diabetes care	998	909	1,161	1,235	750	33%
Biopharmaceuticals	882	1,014	1,151	1,106	762	16%

*) For Q1 2006 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s treasury shares with an exercise price below current market value, have been based on an average number of shares of 325,177,476.

Stock Exchange Announcement No 17 / 2006	Page 12 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Quarterly numbers in EUR
(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

						% change
	2006	2005				Q1 2005 -
	Q1	Q4	Q3	Q2	Q1	Q1 2006

Sales	1,199	1,264	1,179	1,113	975	23%

Gross profit	875	925	863	816	695	26%
Gross margin	73.0%	73.2%	73.2%	73.3%	71.3%

Sales and distribution costs	366	387	322	305	287	28%
Percent of sales	30.5%	30.6%	27.3%	27.4%	29.5%
Research and development costs	190	208	165	160	149	28%
Percent of sales	15.9%	16.5%	14.0%	14.5%	15.2%
Administrative expenses	78	84	73	63	65	20%
Percent of sales	6.5%	6.6%	6.2%	5.7%	6.7%
Licence fees and other operating income (net)	10	11	7	27	9	13%

Operating profit	252	257	310	315	203	24%
Operating margin	21.0%	20.4%	26.3%	28.3%	20.8%

Share of profit/(loss) in associated companies	(8)	(3)	20	(6)	32	-125%
Financial income	15	12	8	32	15	-3%
Financial expenses	27	40	14	26	10	166%

Profit before taxation	232	226	324	315	240	-3%

Net profit	162	160	235	226	166	-2%

Depreciation, amortisation and impairment losses	62	72	75	57	55	12%
Capital expenditure	80	150	146	99	97	-18%
Cash flow from operating activities	280	316	390	283	180	56%
Free cash flow	196	154	234	179	82	139%

Equity	3,624	3,704	3,563	3,438	3,454	5%
Total assets	5,534	5,624	5,384	5,064	4,899	13%
Equity ratio	65.5%	65.9%	66.2%	67.9%	70.5%

Full-time employees at the end of the period	22,556	22,007	21,631	21,246	20,942	8%

Diluted earnings per share (in EUR)*	0.50	0.49	0.72	0.68	0.50	1%
Average number of shares outstanding (million)*
- used for diluted earnings per share	325.2	324.8	326.9	330.8	333.2	-2%

Sales by business segments:
Insulin analogues	311	299	258	227	195	60%
Human insulin and insulin-related sales	496	541	520	504	450	11%
Oral antidiabetic products (OAD)	64	61	65	52	51	27%
Diabetes care total	871	901	843	783	696	26%

NovoSeven®	170	187	179	168	146	16%
Growth hormone therapy	95	105	93	95	80	19%
Hormone replacement therapy	50	56	55	55	44	14%
Other products	13	15	9	12	9	28%
Biopharmaceuticals total	328	363	336	330	279	17%

Sales by geographic segments:
Europe	456	484	460	457	404	13%
North America	370	361	330	307	281	32%
International Operations	235	241	235	187	152	56%
Japan & Oceania	137	178	154	162	138	-1%

Segment operating profit:
Diabetes care	134	121	156	166	101	33%
Biopharmaceuticals	118	136	154	149	102	16%

*) For Q1 2006 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s treasury shares with an exercise price below current market value, have been based on an average number of shares of 325,177,476.

Stock Exchange Announcement No 17 / 2006	Page 13 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Income statement

	2006	2005
DKK million	Q1	Q1

Sales	8.946	7.258
Cost of goods sold	2.415	2.085

Gross profit	6.531	5.173

Sales and distribution costs	2.728	2.139
Research and development costs	1.419	1.106
Administrative expenses	580	483
Licence fees and other operating income (net)	76	67

Operating profit	1.880	1.512

Share of profit/(loss) in associated companies	(60)	238
Financial income	111	114
Financial expenses	202	76

Profit before income taxes	1.729	1.788

Income taxes	518	556

NET PROFIT	1.211	1.232

Basic earnings per share (DKK)	3,74	3,71
Diluted earnings per share (DKK)	3,72	3,70

Segment sales:
Diabetes care	6.504	5.170
Biopharmaceuticals	2.442	2.088

Segment operating profit:
Diabetes care	998	750
Operating margin	15,3%	14,5%

Biopharmaceuticals	882	762
Operating margin	36,1%	36,5%

Stock Exchange Announcement No 17 / 2006	Page 14 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Balance sheet

DKK million	31 Mar 2006	31 Dec 2005

ASSETS

Intangible assets	515	485
Property, plant and equipment	20,100	19,941
Investments in associated companies	847	926
Deferred income tax assets	853	879
Other financial assets	124	169
TOTAL LONG-TERM ASSETS	22,439	22,400

Inventories	7,892	7,782
Trade receivables	4,885	4,794
Tax receivables	524	504
Other receivables	1,169	1,455
Marketable securities and financial derivatives	1,292	1,722
Cash at bank and in hand	3,098	3,303
TOTAL CURRENT ASSETS	18,860	19,560

TOTAL ASSETS	41,299	41,960

EQUITY AND LIABILITIES

Share capital	709	709
Treasury shares	(62)	(61)
Retained earnings	25,953	26,962
Other comprehensive income	442	24

TOTAL EQUITY	27,042	27,634

Long-term debt	1,218	1,248
Deferred tax liabilities	1,868	1,846
Provision for pensions	343	316
Other provisions	322	335

Total long-term liabilities	3,751	3,745

Short-term debt and financial derivatives	1,177	1,444
Trade payables	1,402	1,500
Tax payables	488	676
Other liabilities	4,795	4,577
Other provisions	2,644	2,384

Total current liabilities	10,506	10,581

TOTAL LIABILITIES	14,257	14,326

TOTAL EQUITY AND LIABILITIES	41,299	41,960

Stock Exchange Announcement No 17 / 2006	Page 15 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Statement of changes in equity

					Other comprehensive income

						Deferred
					Exchange	gain/loss
			Share		rate	on cash	Other
	Share	Treasury	premium	Retained	adjust-	flow	adjust-
DKK million	capital	shares	account	earnings	ments	hedges	ments	Total

Q1 2006
Balance at the beginning of the year	709	(61)	-	26,962	142	(345)	227	27,634

Exchange rate adjustment of investments in subsidiaries					118			118

Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised in the Income statement for the period						345		345

Deferred gain/(loss) on cash flow hedges at the end of the period						(29)		(29)
Other adjustments							(16)	(16)

Net income recognised directly in equity	-	-	-	-	118	316	(16)	418

Net profit for the period				1,211				1,211

Total income for the period	-	-	-	1,211	118	316	(16)	1,629

Share-based payment				25				25
Purchase of treasury shares		(2)		(355)				(357)
Sale of treasury shares		1		55				56
Dividends				(1,945)				(1,945)

Balance at the end of the period	709	(62)	-	25,953	260	(29)	211	27,042

Q1 2005
Balance at the beginning of the year	709	(45)	2,565	22,671	(40)	461	183	26,504

Exchange rate adjustment of investments in subsidiaries					8			8

Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised in the Income statement for the period						(461)		(461)

Deferred gain/(loss) on cash flow hedges at the end of the period						102		102
Other adjustments				96			34	130

Net income recognised directly in equity	-	-	-	96	8	(359)	34	(221)

Net profit for the period				1,232				1,232

Total income for the period	-	-	-	1,328	8	(359)	34	1,011

Share-based payment				20				20
Purchase of treasury shares		(2)		(225)				(227)
Sale of treasury shares		-		15				15
Transfer of share premium account to retained earnings *)			(2,565)	2,565				-
Dividends				(1,594)				(1,594)

Balance at the end of the period	709	(47)	-	24,780	(32)	102	217	25,729
*) In accordance with changes in the Danish Companies Act the share premium account is transferred to retained earnings.

Stock Exchange Announcement No 17 / 2006	Page 16 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Condensed cash flow statement

DKK million	Q1 2006	Q1 2005

Net profit	1,211	1,232

Adjustment for non-cash items	1,388	887
Income taxes paid and net interest received	(579)	(558)

Cash flow before change in working capital	2,020	1,561

Net change in working capital	71	(218)

Cash flow from operating activities	2,091	1,343

Net investments in intangible assets and long-term financial assets	(30)	(6)
Capital expenditure for property, plant and equipment	(595)	(723)
Net change in marketable securities (>3 months)	510	2

Net cash used in investing activities	(115)	(727)

Cash flow from financing activities	(2,286)	(1,808)

NET CASH FLOW	(310)	(1,192)

Unrealised gain/(loss) on exchange rates in cash and cash equivalents	(4)	130

Net change in cash and cash equivalents	(314)	(1,062)

Cash and cash equivalents at the beginning of the year	2,483	2,963

Cash and cash equivalents at the end of the period	2,169	1,901

Bonds with original term to maturity exceeding three months	999	507
Undrawn committed credit facilities	7,462	6,705

FINANCIAL RESOURCES AT THE END OF THE PERIOD	10,630	9,113

Cash flow from operating activities	2,091	1,343
+ Net cash used in investing activities	(115)	(727)
- Net change in marketable securities (maturity exceeding three months)	510	2
FREE CASH FLOW	1,466	614

Stock Exchange Announcement No 17 / 2006	Page 17 of 17

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: APRIL 28, 2006	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer